NEWS RELEASE
TSX Trading Symbol: BZA

AMERICAN BONANZA EXPLORATION SUCCESS AT FENELON

March 1, 2006 - American Bonanza Gold Corp.(TSX: BZA) (“Bonanza”) is pleased to announce that it has now completed 11,890 meters of drilling as part of its planned 22,000 meter drill program at the 100% owned Fenelon Gold Property in northwestern Quebec. In addition, the Company has now received assay results from 21 of 33 drill holes completed to date and these have encountered gold values along strike and down dip from the original Discovery Zone resource area. The objective of the drill program is to significantly increase the gold resources on the property. A current longitudinal section showing these drill results can be viewed on Bonanza’s website at http://www.americanbonanza.com/long_section.jpg. Highlights from the current drilling results include:

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Drilling to extend the Discovery Zone resources down dip has identified significant gold mineralization that demonstrates the potential to expand the resources to depth, including 42.8 g/t gold over 0.5 meters and 10.8 g/t gold over 0.5 meters encountered 75 meters below the Discovery Zone resources (FA-256), and 3.9 meters grading 4.4 g/t gold (FA-255) about 100 meters vertically below the Discovery Zone resource area.

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Drilling to extend the Discovery Zone resources along strike has encountered strong gold values to the east and west. Drill hole FA-270 is located 500 meters west of the Discovery Zone and encountered a 3.0 meter wide zone grading 6.2 g/t gold, including 1.0 meter grading 14.5 g/t gold, in an apparently newly discovered, parallel structure to the main Discovery Zone structure.

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To the east of the Discovery Zone, drill hole FA-274 encountered a 0.9 meter section grading 2.1 g/t gold about 1,000 meters along strike, demonstrating substantial expansion potential for the resources.

Significant Gold Intercepts

Drill Hole #	From (meters)	To (meters)	Weighted Average Grade (g/t Au) (meters)		Weighted Average Grade (oz/t Au) (feet)
FA-255	179.0	188.0	2.5	9.0	0.07	29.5
incl.	184.1	188.0	4.3	3.9	0.12	12.8
incl.	186.7	188.0	6.2	1.3	0.18	4.3
FA-256	174.7	175.2	10.8	0.5	0.31	1.6
and	179.5	180.0	42.8	0.5	1.25	1.6
FA-257	89.0	89.7	3.8	0.7	0.11	2.3
FA-258	230.5	234.0	5.4	3.5	0.16	11.5
incl.	231.0	232.9	9.7	1.9	0.28	6.2
FA-261	250.0	253.0	2.9	3.0	0.09	9.8
incl.	251.0	252.0	5.1	1.0	0.15	3.3
FA-264	52.6	54.6	3.6	2.0	0.11	6.6
incl.	53.5	54.6	6.0	1.1	0.17	3.6
FA-270	180.0	183.0	6.2	3.0	0.18	9.8
incl.	182.0	183.0	14.5	1.0	0.42	3.3

* Grades are uncut. Lengths are measured along the core axis and are not true widths. Assay intervals from FA-255 and 258 were previously reported in a News Release dated January 15, 2006, but as different results. The current assay intervals for all results have been re-calculated based on the current interpretation of mineralized zones.

All of the currently announced drill results lie outside of the Discovery Zone resource area and will guide follow-up drilling in the second half of the current drill program. These early drill results are very exciting and demonstrate the potential for the discovery of a much larger high-grade gold deposit that is currently known.

Additional drill results supporting Bonanza’s geological interpretations are shown below. These lower grade gold intercepts contribute to planning follow-up drilling that will investigate the grade potential for these new mineralized zones. Drill hole FA-250 (1.57 g/t gold over 1.1 meters) intersected gold mineralization approximately 200 meters below and 100 meters west of the last known historical intersection in the Discovery Zone resource area in historic drill hole FA-97-177 (11.6 g/t gold over 0.7 meters). Drill hole FA-257 (3.82 g/t gold over 0.7 meters) cut at the same depth as FA-250, and is 275 meters east of FA-97-177. Drill hole FA-264 (3.61 g/t gold over 2.0 meters) also intersected at the same depth, but 100 meters east of FA-97-177. Drill holes FA-254 (1.70 g/t gold over 1.2 meters), 255 (2.49 g/t gold over 9.0 meters, including 6.24 g/t gold over 1.3 meters), 258 (5.42 g/t gold over 3.5 meters) and 261 (5.05 g/t gold over 1.0 meters) intersected significant gold mineralization over a 100 meter interval at the base of the Discovery Zone resource area, within 75 meters east of FA-97-177.

Drill hole FA-275 encountered a zone grading 1.40 g/t gold over 0.5 meter in the newly identified Iron Formation North Target, more than 2 kilometers north of the Deposit. This mineralization remains open and will be further drill tested during the current drill program.

Additional Gold Intercepts

Drill Hole #	From (meters)	To (meters)	Weighted Average Grade (g/t Au / meters)		Weighted Average Grade (oz/t Au / feet)
FA-250	40.7	41.8	1.57	1.1	0.05	3.6
FA-254	115.0	116.2	1.70	1.2	0.05	3.9
FA-274	208.3	209.2	2.12	0.9	0.06	2.9
FA-275	143.9	145.4	1.40	0.5	0.04	1.6

A new sulphide zone was intersected in several drill holes along the NE ultramafic-felsic contact target. The sulphide zone contains disseminated, semi-massive and massive pyrite-pyrrhotite (iron sulphides) and sphalerite (zinc sulphide), possibly indicative of a Volcanogenic Massive Sulphide (“VMS”) system similar to those found in Matagami, 50 kilometers to the southeast of Fenelon. The zone has been drill tested by 5 drill holes (FA-272, 272A, 273, 285 and 287) over a 2 kilometer strike length. Assays are pending for all these holes. The VMS target area extends for over 5 kilometer in strike length based on the airborne magnetics.

Three drills continue operating on the Fenelon Property. To date a total of 33 holes from FA-250 to 278 (including 252A and 274A), 281 and 288 have been completed for 11,890 meters. A number of priority targets areas are being tested, which include the immediate depth, west and east extensions of the gold resources between 100 and 350 meters from surface, and a series of regional targets linked to specific lithological horizons that were known to be anomalous in gold and base metals.

All 33 drill holes have been logged, split for assaying, bagged and tagged on site. Sealed samples are being shipped weekly to the ALS Chemex Laboratory in Val-d’Or, Quebec for gold assaying and other analyses. Additional whole-rock sampling is carried out for metallogenic modeling purposes and detailed vectoring of mineralization.

A total of 891 gold assay results have been received to date from 21 of the 33 holes completed. Assay results received are for drill holes FA-250 to 252, 252A, 254-259, 261-266, 270, 274, 274A, 275 and 285. Assay results are pending for 12 holes: FA-253, 260, 267-269, 271-273, 276-278, 281 and 288. There are no significant assays in holes FA-251, 252, 252A, 259, 262, 263, 265, 266, 274A, and 285.

Qualified Persons
The Fénélon Project is managed by Bonanza’s Aline Leclerc, P. Geo. (OGQ) and Denis Tremblay, P. Eng., under the technical supervision of Jean Lafleur, P. Geol. (OGQ), supported by Alain Carrier, P. Geol. (OGQ) and Carl

Pelletier, P. Geol., both from Innovexplo inc. of Val-d’Or (Quebec), all Qualified Persons as defined by National Instrument 43-101 guidelines. All assaying and whole rock geochemistry is processed at the ALS-Chemex laboratory in Val-d’Or (Quebec). A Quality Assurance and Quality Control Assay Protocol has been implemented by Innovexplo. This Press Release has been prepared and revised under the supervision of Jean Lafleur, P. Geol. (OGQ), the Company’s principal consultant for its Quebec projects.

Field samples received at the laboratory are weighed and bar coded, dried, then individually crushed 70% to under 2 millimetres; followed by pulverization (85% to 75 microns or -200 mesh) of a 250 gram split. The pulverized material is analyzed by the Atomic Absorption method (for the 5 to 10,000 ppb gold range) and the Fire-Assay method with gravimetric finish for assays over 1,000 ppb gold. Quality control samples are added to the assaying process. For Atomic Absorption, there is 1 blank, 1 control standard and 2 duplicates added to each batch of 36 pulverized samples. For Fire-Assay, there is 1 blank, 2 control standards and 3 duplicates added to each batch of 84 pulverized samples. Whole-rock geochemistry is done by either (1) X-Ray Fluorescence for Major Elements, LOI, Zr, Y, Nb, Rb, Sr, and Ba following fusion of pulverized material with lithium borate into a glass pellet; or (2) HNO3 / HCL digestion of pulverized material followed by ICP-AES analysis for 34 elements.

About Bonanza
Bonanza is a gold company engaged in the acquisition, exploration and development of high-grade gold properties located in the United States and Canada. Bonanza is advancing both its high-grade Copperstone gold project in Arizona and the Fenelon gold project in Quebec. Bonanza has 85.8 million shares outstanding and is well financed with no long-term debt. For additional information about Bonanza please visit our website at www.americanbonanza.com

This news release includes certain statements that may be deemed “forward-looking statements”. All statements in this release, other than statements of historical facts, including the likelihood of commercial mining and possible future financings are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include unsuccessful exploration results, changes in metals prices, changes in the availability of funding for mineral exploration, unanticipated changes in key management personnel and general economic conditions. Mining is an inherently risky business. Accordingly the actual events may differ materially from those projected in the forward-looking statements. For more information on the Company and the risks and challenges of its business, investors should review the Company’s annual filing on Form 20F with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com

For further information call:

Giulio T. Bonifacio, (604) 699-0023
Wayne Marsden, toll free (877) 366-4464